9-11, avenue Arago
F 78191 Trappes

Téléphone : +33 (0) 134 82 79 01
Télécopie : +33 (0) 134 82 79 10

PROVIMI

[redacted]

04035501

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, July 12, 2004

Your ref.: File No. 82-5212

Re: **Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)**

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Cécile GUL

PROVIMI

ON TOP OF THE FEED CHAIN

Provimi : refinancing of the Group's Senior Facility Agreement

Paris/Rotterdam, 8 July 2004

The Provimi Group has finalised the main terms and conditions of a refinancing of its existing facility. The Group has mandated ABN AMRO Bank N.V., HSBC CCF, Natexis Banques Populaires and Rabobank to arrange and underwrite a €475,000,000 Senior Secured Credit Facility and a €50,000,000 Subordinated Facility for refinancing its €580,000,000 existing Facility. The transaction is fully underwritten by the mandated lead arrangers.

Provimi anticipates to close the transaction within the next few weeks. The new facilities will allow Provimi to reduce its financial costs, while providing all the necessary resources to finance the Group's activities and strategy.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and had sales in 2003 of over € 1.5 billion. Provimi has 100 production centres in 28 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + (33) 1 34 82 79 04 or + (31) 10 423 95 85

Press relations:
Miriam ter Braak: + (31) 10 423 96 33, or mobile + (31) 6 511 23 766
Citigate First Financial, Floor van Maaren: + (31) 20 575 40 78

Natexis Banques Populaires, London :
Mike Constant: +44 (0) 207 496 1286

This press release can be downloaded from the Group's website: **http://www.provimi.com**